Exhibit 10.3

NEWELL RUBBERMAID INC. 2013 INCENTIVE PLAN

RESTRICTED STOCK UNIT AWARD AGREEMENT (“AGREEMENT”)

A Restricted Stock Unit (“RSU”) Award (the “Award”) granted by Newell Rubbermaid Inc., a Delaware corporation (the “Company”), to the employee (the “Grantee”) named in the Award letter provided to the Grantee (the “Award Letter”) relating to the common stock, par value $1.00 per share (the “Common Stock”), of the Company, shall be subject to the following terms and conditions and the provisions of the Newell Rubbermaid Inc. 2013 Incentive Plan, a copy of which is provided to the Grantee and the terms of which are hereby incorporated by reference (the “Plan”). Unless otherwise provided herein, capitalized terms of this Agreement shall have the same meanings ascribed to them in the Plan.

1. Acceptance by Grantee. The receipt of the Award is conditioned upon the Grantee’s acceptance of the Award Letter, thereby becoming a party to this Agreement, no later than sixty (60) days after the date of the Award set forth therein (the “Award Date”) or, if later, thirty (30) days after the Grantee is informed of the availability of this Agreement.

2. Grant of RSUs. The Company hereby grants to the Grantee the Award of RSUs, as set forth in the Award Letter. An RSU is the right, subject to the terms and conditions of the Plan and this Agreement, to receive, as determined by the Company, either a payment of a share of Common Stock for each RSU or cash equal to the Fair Market Value of a share of Common Stock on the applicable Vesting Date (as defined below), or a combination thereof, as described in Section 7 of this Agreement. A “Time-Based RSU” is a RSU subject to a service-based restriction on vesting; and a “Performance-Based RSU” is a RSU subject to restrictions on vesting based upon the achievement of specific performance goals.

3. RSU Account. The Company shall maintain an account (“RSU Account”) on its books in the name of the Grantee which shall reflect the number of RSUs awarded to the Grantee.

4.	Dividend Equivalents.

(a) Time-Based RSUs. Upon the payment of any dividend on Common Stock occurring during the period preceding the earlier of the Applicable Vesting Date or the date the Grantee’s Award is forfeited as described with Section 5, the Company shall promptly pay to each Grantee an amount in cash equal in value to the dividends that the Grantee would have received had the Grantee been the actual owner of the number of shares of Common Stock represented by the Time-Based RSUs in the Grantee’s RSU Account on that date. Any such payments shall be payments of dividend equivalents, and shall not constitute the payments of dividends to the Grantee that would violate the provisions of Section 9 of this Agreement.

(b) Performance-Based RSUs. Upon the payment of any dividend on Common Stock occurring during the period preceding the earlier of the Applicable Vesting Date or the date the Grantee’s Award is forfeited as described in Section 5, the Company shall credit the Grantee’s RSU Account with an amount equal in value to the dividends that the Grantee would have received had the Grantee been the actual owner of the number of shares of Common Stock represented by the Performance-Based RSUs in the Grantee’s RSU Account on that date.

Such amounts shall be paid to the Grantee at the time and in the form of payment specified in Section 7. The amount of dividend equivalents payable to the Grantee shall be adjusted to reflect the adjustment made to the related RSUs pursuant to Section 6 (which shall be determined by multiplying such amount by the percentage adjustment made to the related RSUs). Any such dividend equivalents relating to Performance-Based RSUs that are forfeited shall also be forfeited.

5.	Vesting.

(a) Except as described in subsections (b) and (c) below, the Grantee shall become vested (i) in two-thirds of his Award of Time-Based RSUs on February 11, 2018 and in the remaining one-third of such Time-Based RSUs on the third anniversary of the Award Date if the Grantee remains in continuous employment with the Company or an affiliate until such date, and (ii) in his Award of Performance-Based RSUs on February 11, 2018 if (aa) the Grantee remains in the continuous employment with the Company or an affiliate until such vesting date, and (bb) the performance criteria applicable to such Performance-Based RSUs, set forth in Exhibit A to this Agreement, are satisfied. Throughout this Agreement, the term “Vesting Date” refers to February 11, 2018 and the third anniversary of the Award Date with respect to the Time-Based RSUs, and February 11, 2018 with respect to the Performance-Based RSUs, as applicable.

(b) If the Grantee’s employment with the Company and all affiliates terminates prior to any Vesting Date due to death or disability, any portion of the Award not yet vested shall become vested on such date of death or disability. For this purpose “disability” means (as determined by the Committee in its sole discretion) the inability of the Grantee to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which is expected to result in death or disability or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months.

(c) If the Grantee’s employment with the Company and all affiliates terminates prior to any vesting date for any reason other than death or disability any portion of the Award not yet vested shall be forfeited, automatically upon such termination of the Grantee’s employment without further action required by the Company to the Company, and such portion of the Award shall not vest.

(d) In the case of a Grantee who is also a Director, if the Grantee’s employment with the Company and all affiliates terminates before any Vesting Date, but the Grantee remains a Director, the Grantee’s service on the Board will be considered employment with the Company and the Grantee’s Award will continue to vest while the Grantee’s service on the Board continues. Any subsequent termination of service on the Board will be considered termination of employment and vesting will determined as of the date of such termination of service.

(e) The provisions of Section 12.1(b) of the Plan shall apply to the Grantee’s Award of Performance-Based RSUs in the event of a Change in Control, and Plan Section 12.1(a) shall be inapplicable to such Award of Performance-Based RSUs. For the avoidance of doubt, Performance-Based RSUs following a Change in Control shall be treated in the same manner as Time-Based RSUs following a Change in Control (e.g., the value of an unvested Performance-Based RSU shall equal the value of an unvested Time-Based RSU, and any unvested Performance-Based RSU shall either be replaced by a time-based equity award or become immediately vested).

The foregoing provisions of this Section 5 shall be subject to the provisions of any written employment security agreement or severance agreement that has been or may be executed by the Grantee and the Company or any of its affiliates, and the provisions in such employment security agreement or severance agreement concerning vesting of an Award shall supersede any inconsistent or contrary provision of this Section 5.

6.	Adjustment of Performance-Based RSUs. The number of RSUs subject to the Award that are Performance-Based RSUs as described in the Award Letter shall be adjusted by the Committee after the end of the three- (3) year performance period that begins on January 1, 2015, in accordance with the long-term incentive performance pay terms and conditions established under the Plan (the “LTIP”). Any Performance-Based RSUs that vest in accordance with Section 5(b) prior to the date the Committee determines the level of performance goal achievement applicable to such RSUs shall not be adjusted pursuant to the LTIP. The particular performance criteria that applies to the Performance-Based RSUs are set forth in Exhibit A to this Agreement.

7.	Settlement of Award. If a Grantee becomes vested in the Award in accordance with Section 5, the Company shall pay to the Grantee, or the Grantee’s personal representative, beneficiary or estate, as applicable, either a number of shares of Common Stock equal to the number of vested RSUs and dividend equivalents credited to the Grantee’s RSU Account, as adjusted in accordance with Section 6, if applicable, or cash equal to the Fair Market Value of such shares of Common Stock and dividend equivalents credited to the Grantee’s RSU Account on the applicable Vesting Date, or a combination thereof. Such shares and/or cash shall be delivered/paid in a single sum within thirty (30) days following the applicable Vesting Date.

8.	Withholding Taxes. The Company shall withhold from any payment made to the Grantee in cash an amount sufficient to satisfy all minimum Federal, state and local withholding tax requirements. In the case of a payment made in shares of Common Stock, the Grantee shall pay to the Company an amount sufficient to satisfy all minimum Federal, state and local withholding tax requirements prior to the delivery of any shares. Payment of such taxes may be made by one or more of the following methods: (i) in cash, (ii) in cash received from a broker-dealer to whom the Grantee has submitted irrevocable instructions to deliver the amount of withholding tax to the Company from the proceeds of the sale of shares subject to the Award, (iii) by directing the Company to withhold a number of shares otherwise issuable pursuant to the Award with a Fair Market Value equal to the tax required to be withheld, (iv) by delivery to the Company of other Common Stock owned by the Grantee that is acceptable to the Company, valued at its Fair Market Value on the date of payment, or (v) by certifying to ownership by attestation of such previously owned Common Stock.

9.	Rights as Stockholder. The Grantee shall not be entitled to any of the rights of a stockholder of the Company with respect to the Award, including the right to vote and to receive dividends and other distributions, until and to the extent the Award is settled in shares of Common Stock.

10.	Share Delivery. Delivery of any shares in connection with settlement of the Award will be by book-entry credit to an account in the Grantee’s name established by the Company with the Company’s transfer agent, or upon written request from the Grantee (or his personal representative, beneficiary or estate, as the case may be), in certificates in the name of the Grantee (or his personal representative, beneficiary or estate).

11.	Award Not Transferable. The Award may not be transferred other than by last will and testament or the applicable laws of descent or distribution or pursuant to a qualified domestic relations order. The Award shall not otherwise be assigned, transferred, or pledged for any purpose whatsoever and is not subject, in whole or in part, to attachment, execution or levy of any kind. Any attempted assignment, transfer, pledge, or encumbrance of the Award, other than in accordance with its terms, shall be void and of no effect.

12.	Administration. The Award shall be administered in accordance with such regulations as the Organizational Development and Compensation Committee of the Board of Directors of the Company (the “Committee”) shall from time to time adopt, and, to the extent applicable, in compliance with the requirements of Code Section 162(m) including, without limitation, any prorations required by Code Section 162(m).

13.	Section 409A Compliance. To the extent that the Grantee’s right to receive payment of the RSUs and dividend equivalents constitutes a “deferral of compensation” within the meaning of Section 409A of the Code and regulatory guidance promulgated thereunder (“Section 409A”), then notwithstanding anything contained in the Plan to the contrary, the shares of Common Stock and cash otherwise deliverable under Sections 4 and 6 shall be subject to the following rules:

(a) The shares of Common Stock underlying the vested RSUs and the related dividend equivalents shall be delivered to the Grantee, or his personal representative, beneficiary or estate, as applicable, within thirty (30) days following the earlier of (i) the Grantee’s “separation from service” within the meaning of Section 409A, subject to Section 13(b); or (ii) the specified date the RSUs (or portion of the RSUs) would have vested pursuant to Section 5(a) had the Grantee remained in continuous employment.

(b) Notwithstanding Section 13(a), if any RSUs and related dividend equivalents become payable under Section 13(a)(i) as a result of the Grantee’s separation from service and the Grantee is a “specified employee,” as determined under the Company’s policy for determining specified employees for purposes of Section 409A on the date of such separation from service, then the shares of Common Stock underlying the vested RSUs and related dividends shall be delivered to the Grantee, or the Grantee’s personal representative, beneficiary or estate, as applicable, within thirty (30) days after the first business day that is more than six (6) months after the date of his or her separation from service (or, if the Grantee dies during such six- (6-) month period, within thirty (30) days after the Grantee’s death).

(c) In the event that any taxes described in Section 8 of this Agreement are due prior to the distribution of shares of Common Stock underlying the RSUs, then the Grantee shall be required to satisfy the tax obligation by using the method set forth in Section 8(i).

14.	Confidentiality and Non-Solicitation.

(a) Definitions. The following definitions apply in this Agreement:

(1) “Confidential Information” means any information that is not generally known outside the Company relating to any phase of business of the Company, whether existing or foreseeable, including information conceived, discovered or developed by the Grantee. Confidential Information includes, but is not limited to: project files; product designs, drawings, sketches and processes; production characteristics; testing procedures and results thereof; manufacturing methods, processes, techniques and test results; plant layouts, tooling, engineering evaluations and reports; business plans, financial statements and projections; operating forms (including contracts) and procedures; payroll and personnel records; non-public marketing materials, plans and proposals; customer lists and information, and target lists for new clients and information relating to potential clients; software codes and computer programs; training manuals; policy and procedure manuals; raw materials sources, price and cost information; administrative techniques and documents; and any information received by the Company under an obligation of confidentiality to a third party.

(2) “Trade Secrets” means any information, including any data, plan, drawing, specification, pattern, procedure, method, computer data, system, program or design, device, list, tool, or compilation, that relates to the present or planned business of the Company and which: (i) derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means to, other persons who can obtain economic value from their disclosure or use; and (ii) is the subject of efforts that are reasonable under the circumstances to maintain their secrecy. To the extent that the foregoing definition is inconsistent with a definition of “trade secret” under applicable law, the latter definition shall control.

(3) Neither Confidential Information nor Trade Secrets include general skills or knowledge, or skills which the Grantee obtained prior to the Grantee’s employment with the Company.

(4) “Tangible Company Property” means: documents; reports; drawings; diagrams; summaries; photographs; designs; specifications; formulae; samples; models; research and development information; prototypes; tools; equipment; proposals; files; supplier information; and all other written, printed, graphic or electronically stored matter, as well as computer software, hardware, programs, disks and files, and any supplies, materials or tangible property that concern the Company’s business and that come into the Grantee’s possession by reason of the Grantee’s employment, including, but not limited to, any Confidential Information and Trade Secrets contained in tangible form.

(5) “Inventions” means any improvement, discovery, writing, formula or idea (whether or not patentable or subject to copyright protection) relating to the existing or foreseeable business interests of the Company or resulting from any work performed by the Grantee for the Company. Inventions include, but are not limited to, methods, devices, products, techniques, laboratory and field practices and processes, and improvements thereof and know-how related thereto, as well as any copyrightable materials and any trademark and trade name whether or not subject to trademark protection. Inventions do not include any invention that does not relate to the Company’s business or anticipated business or that does not relate to the Grantee’s work for the Company and which was developed entirely on the Grantee’s own time without the use of Company equipment, supplies, facilities or Confidential Information or Trade Secrets.

(b) Confidentiality

(1) During the Grantee’s employment and for a period of five (5) years thereafter, regardless of whether the Grantee’s separation is voluntary or involuntary or the reason therefor, the Grantee shall not use any Tangible Company Property, nor any Confidential Information or Trade Secrets, that comes into the Grantee’s possession in any way by reason of the Grantee’s employment, except for the benefit of the Company in the course of the Grantee’s employment by it, and not in competition with or to the detriment of the Company. The Grantee also will not remove any Tangible Company Property from premises owned, used or leased by the Company except as the Grantee’s duties shall require and as authorized by the Company, and upon termination of the Grantee’s employment, all Confidential Information, Trade Secrets, and Tangible Company Property (including all paper and electronic copies) will be turned over immediately to the Company, and the Grantee shall retain no copies thereof.

(2) During the Grantee’s employment and for so long thereafter as such information is not generally known to the public, through no act or fault attributable to the Grantee, the Grantee will maintain all Trade Secrets to which the Grantee has received access while employed by the Company as confidential and as the property of the Company.

(3) The foregoing means that the Grantee will not, without written authority from the Company, use Confidential Information or Trade Secrets for the benefit or purposes of the Grantee or of any third party, or disclose them to others, except as required by the Grantee’s employment with the Company or as authorized above.

(c) Inventions and Designs

(1) The Grantee will promptly disclose to the Company all Inventions that the Grantee develops, either alone or with others, during the period of the Grantee’s employment. All inventions that the Grantee has developed prior to this date have been identified by the Grantee to the Company. The Grantee shall make and maintain adequate and current written records of all Inventions covered by this Agreement. These records shall be and remain the property of the Company.

(2) The Grantee hereby assigns any right and title to any Inventions to the Company.

(3) With respect to Inventions that are copyrightable works, any Invention the Grantee creates will be deemed a “work for hire” created within the scope of the Grantee’s employment, and such works and copyright interests therein (and all renewals and extensions thereof) shall belong solely and exclusively to the Company, with the Company having sole right to obtain and hold in its own name copyrights or such other protection as the Company may deem appropriate to the subject matter, and any extensions or renewals thereof. If and to the extent that any such Invention is found not to be a work-for-hire, the Grantee hereby assigns to the Company all right and title to such Invention (including all copyrights and other intellectual property rights therein and all renewals and extensions thereof).

(4) The Grantee agrees to execute all papers and otherwise provide assistance to the Company to enable it to obtain patents, copyrights, trademarks or other legal protection for Inventions in any country during, or after, the period of the Grantee’s employment. Such assistance shall include but not be limited to preparation and modification (or both) of patent, copyright or trademark applications, preparation and modification (or both) of any documents related to perfecting the Company’s title to the Inventions, and assistance in any litigation which may result or which may become necessary to obtain, assert, or defend the validity of any such patent, copyright or trademark or otherwise relates to such patent, copyright or trademark.

(d) Nonsolicitation. Throughout the Grantee’s employment and for twelve (12) months thereafter, the Grantee agrees that the Grantee will not directly or indirectly, individually or on behalf of any person or entity, solicit or induce, or assist in any manner in the solicitation or inducement of: (i) employees of the Company, other than those in clerical or secretarial positions, to leave their employment with the Company (this restriction is limited to employees with whom the Grantee has had contact for the purpose of performing the Grantee’s job duties and responsibilities); or (ii) customers or actively-sought prospective customers of the Company to purchase from another person or entity products and services that are the same as or similar to those offered and provided by the Company in the last two (2) years of the Grantee’s employment (“Competitive Products”) (this restriction is limited to customers or actively-sought prospective customers with whom the Grantee has material contact through performance of the Grantee’s job duties and responsibilities or through otherwise performing services on behalf of the Company).

(e) Enforcement.

(1) The Grantee acknowledges and agrees that: (i) the restrictions provided in this Section 14 of the Agreement are reasonable in time and scope in light of the necessity for the protection of the business and good will of the Company and the consideration provided to the Grantee under this Agreement; and (ii) the Grantee’s ability to work and earn a living will not be unreasonably restrained by the application of these restrictions.

(2) The Grantee also recognizes and agrees that should the Grantee fail to comply with the restrictions set forth above, the Company would suffer substantial damage for which there is no adequate remedy at law due to the impossibility of ascertaining exact money damages. The Grantee therefore agrees that in the event of the breach or threatened breach by the Grantee of any of the terms and conditions of Section 14 of this Agreement, the Company shall be entitled, in addition to any other rights or remedies available to it, to institute proceedings in a federal or state court to secure immediate temporary, preliminary and permanent injunctive relief without the posting of a bond. The Grantee additionally agrees that if the Grantee is found to have breached any covenant in this Section 14 of the Agreement, the time period provided for in the particular covenant will not begin to run until after the breach has ended, and the Company will be entitled to recover all costs and attorney fees incurred by it in enforcing this Section 14 of the Agreement.

15. Data Privacy Consent. The Grantee hereby consents to the collection, use and transfer, in electronic or other form, of the Grantee’s personal data as described in this Agreement by the Company and its affiliates for the exclusive purpose of implementing, administering and managing Grantee’s participation in the Plan. The Grantee understands that the Company and its affiliates hold certain personal information about the Grantee, including, but not limited to, name, home address and telephone number, date of birth, Social Security number or other identification number, salary, nationality, job title, any shares of stock or directorships held in the Company, details of all options or any other entitlement to shares of stock or stock units awarded, canceled, purchased, exercised, vested, unvested or outstanding in the Grantee’s favor for the purpose of implementing, managing and administering the Plan (“Data”). The Grantee understands that the Data may be transferred to any third parties assisting in the implementation, administration and management of the Plan, that these recipients may be located in the Grantee’s country or elsewhere and that the recipient country may have different data privacy laws and protections than the Grantee’s country. The Grantee understands that the Grantee may request a list with the names and addresses of any potential recipients of the Data by contacting the local human resources representative. The Grantee authorizes the recipients of Data to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing the Grantee’s participation in the Plan, including any requisite transfer of such Data, as may be required to a broker or other third party with whom the Grantee may elect to deposit any shares or other award acquired under the Plan. The Grantee understands that Data will be held only as long as is necessary to implement, administer and manage participation in the Plan. The Grantee understands that the Grantee may, at any time, view Data, request additional information about the storage and processing of the Data, require any necessary amendments to the Data or refuse or withdraw the consents herein, in any case without cost, by contacting the local human resources representative in writing. The Grantee understands that refusing or withdrawing consent may affect the Grantee’s ability to participate in the Plan. For more information on the consequences of refusing to consent or withdrawing consent, the Grantee understands that the Grantee may contact his or her local human resources representative.

16. Electronic Delivery. The Grantee hereby consents and agrees to electronic delivery of any documents that the Company may elect to deliver (including, but not limited to, prospectuses, prospectus supplements, grant or award notifications and agreements, account statements, annual and quarterly reports, and all other forms of communications) in connection with this Award and any other award made or offered under the Plan. The Grantee understands that, unless earlier revoked by the Grantee by giving written notice to the Secretary of the Company, this consent shall be effective for the duration of the Agreement. The Grantee also understands that he or she shall have the right at any time to request that the Company deliver written copies of any and all materials referred to above at no charge. The Grantee hereby consents to any and all procedures the Company has established or may establish for an electronic signature system for delivery and acceptance of any such documents that the Company may elect to deliver, and agrees that his or her electronic signature is the same as, and shall have the same force and effect as, his or her manual signature. The Grantee consents and agrees that any such procedures and delivery may be effected by a third party engaged by the Company to provide administrative services related to the Plan.

17. Governing Law. This Agreement, and the Award, shall be construed, administered and governed in all respects under and by the laws of the State of Delaware. The Grantee agrees to submit to personal jurisdiction in the Delaware federal and state courts, and all suits arising between the Company and the Grantee must be brought in said Delaware courts, which will be the sole and exclusive venue for such claims.

18. Acknowledgment. BY ACCEPTING THE AWARD LETTER, THE GRANTEE ACKNOWLEDGES THAT THE GRANTEE HAS READ, UNDERSTOOD AND AGREES TO ALL OF THE PROVISIONS OF THIS AGREEMENT, AND THAT THE GRANTEE WAS AFFORDED SUFFICIENT OPPORTUNITY BY THE COMPANY TO OBTAIN INDEPENDENT LEGAL ADVICE AT THE GRANTEE’S EXPENSE PRIOR TO ACCEPTING THE AWARD LETTER.

NEWELL RUBBERMAID INC.

/s/ Bradford R. Turner
Bradford R. Turner Senior Vice President, General Counsel and Corporate Secretary

EXHIBIT A

Performance Criteria Applicable to Performance-Based RSUs for the Three-Year

Performance Period Beginning January 1, 2015

Following the completion of the three-year performance period beginning January 1, 2015 and ending December 31, 2017, the Committee will determine the extent to which the each of the three performance targets (TSR Comparator Group Performance, Average Core Sales Performance and Normalized EPS CAGR Performance) has been achieved as follows:

TSR Comparator Group Performance.    Total Shareholder Return (“TSR”) will be calculated based on the following formula:

(Change in Stock Price) + (Dividends)

(Beginning Stock Price)

For this purpose, the beginning stock price will be the average daily closing stock price in the first month of the applicable performance period (i.e., January, 2015); and the ending stock price will be the average daily closing price in the last month of the applicable performance period (i.e., December, 2017).

The Committee will determine the Company’s ranking in the TSR Comparator Group based on the TSR of the Company and of each other member of the TSR Comparator Group.

The TSR Comparator Group members for the performance period are:1

Avery Dennison Corporation	Kimberly-Clark Corporation
Church & Dwight Inc.	Masco Corporation
Colgate-Palmolive Company	Mattel, Inc.
Dorel Industries, Inc.	Reckitt-Benckiser Group PLC
Ecolab, Inc.	Sherwin-Williams Co.
Energizer Holdings, Inc.	Snap-On Inc.
The Estèe Lauder Companies Inc.	Spectrum Brands Holdings, Inc.
Groupe Seb	Stanley Black and Decker Inc.
Illinois Tool Works, Inc.	The Bic Group
Jarden Corp.	The Clorox Company
Keurig Green Mountain, Inc.	Tupperware Brands Corporation

Rankings. A ranking 1st in TSR Comparator Group will result in a 200% interpolated percentage/payout percentage and last in the TSR Comparator Group will result in a 0%

[1]

Any companies that are in the TSR Comparator Group at the beginning of the three-year performance period that no longer exist at the end of the three-year performance period, (e.g., through merger, buyout, spin-off, or similar transaction) shall be disregarded by the Committee in the Committee’s calculation of the appropriate interpolated percentage.

interpolated percentage/payout percentage. For purposes of calculating the appropriate interpolated percentage/payout percentage, any companies that are in the Comparator Group at the beginning of the January 1, 2015 – December 31, 2017 performance period that no longer exist at the end of the performance period (e.g., through merger, buyout, bankruptcy, spin-off or similar transaction) shall be disregarded when calculating the appropriate interpolated percentage/payout percentage. However, in the event the Company’s TSR rank is in the bottom quartile of the companies remaining in the TSR Comparator Group, the payout percentage shall be 0% regardless of the interpolated percentage. For example, if the initial TSR Comparator Group has 23 companies at the beginning of the performance period and 4 of the companies have been merged out of existence by the end of the performance period, the interpolated percentage/payout percentage will be based on where the Company ranks among the remaining 19 companies as follows:

TSR Rank	Interpolated %/Payout %
1st	200%/200%
2nd	188.9%/188.9%
3rd	177.8%/177.8%
4th	166.7%/166.7%
5th	155.6%/155.6%
6th	144.4%/144.4%
7th	133.3%/133.3%
8th	122.2%/122.2%
9th	111.1%/111.1%
10th	100.0%/100%
11th	88.9%/88.9%
12th	77.8%/77.8%
13th	66.7%/66.7%
14th	55.6%/55.6%
15th	44.5%/44.5%*
16th	33.4%/0%
17th	22.3%/0%
18th	11.2%/0%
19th	0%/0%

*In the event that the cutoff for the bottom quartile occurs between ranks (e.g., between 15th and 16th in the example above) the zero payout percentage will not apply to the higher rank.

Average Core Sales Performance.    The Average Core Sales target for the performance period shall be expressed as three levels of performance: threshold performance, target performance and maximum performance. The payout percentages for the Average Core Sales target shall be as follows:

Level of Performance	Average Core Sales	Payout Percentage
Threshold	2.50%	0%
Target	4.00%	100%
Maximum	5.50%	200%

Straight line interpolation shall be used to determine the payout percentage for performance levels between the respective Threshold, Target and Maximum levels of performance.

Average Core Sales means the simple average of the annual Core Sales growth performance over the three year performance period, with each of the three annual Core Sales performance rates measured against the core sales for the respective preceding fiscal year. Core Sales shall be calculated using the Core Sales figures included in the Company’s quarterly earnings releases. Core Sales calculations shall be based on local currency sales reported pursuant to U.S. GAAP, as adjusted for the impact of the adoption of new accounting standards.

Core Sales excludes from reported sales the impacts of acquisitions until the first anniversary of the acquisition and divestitures reflected as discontinued operations and changes in foreign currency from year-over-year comparisons. Core Sales also excludes from reported sales the impact of product line exits, exits from other components of the business, and exits from geographic markets. The effect of foreign currency on reported sales is determined by applying a fixed exchange rate, calculated as the 12-month average in the prior year, to current and prior year local currency sales amounts, with the difference in these two amounts being the impact on core sales related to foreign currency, and the difference between the change in as reported sales and the change in core sales related to foreign currency reported as the currency impact.

Normalized EPS CAGR Performance.    The Normalized EPS CAGR target for the three-year performance period shall be expressed as three levels of performance: threshold performance, target performance and maximum performance. The payout percentage for the Normalized EPS CAGR target shall be as follows:

Level of Performance	Normalized EPS CAGR	Payout Percentage
Threshold	5.00%	0%
Target	8.50%	100%
Maximum	11.5%	200%

Straight line interpolation relative to Target shall be used to determine the payout percentage for performance levels between the respective Threshold, Target and Maximum levels of performance.

Normalized EPS CAGR means the “compound annual growth rate” of Normalized EPS over the performance period, measured against the Normalized EPS for the most recent fiscal year preceding the beginning of the performance period. Normalized EPS CAGR shall be calculated using the annual Normalized EPS figure from the Company’s quarterly earnings release for the year ended December 31, 2017. Normalized EPS excludes those significant items that are income or charges (and related tax impact) that have had or are likely to have a significant impact on the earnings of the Company for the period in which the item is recognized, are not indicative of the Company’s core operating results and affect the comparability of underlying results from period to period. Such items may include restructuring and restructuring-related expenses and one-time and other events such as costs related to product recalls, the extinguishment of debt, certain tax benefits and charges, impairment charges, pension settlement charges, discontinued operations, costs related to the acquisition and integration of acquired businesses, advisory costs for process transformation and optimization initiatives, asset devaluations resulting from the adoption and continued use of the SICAD I Venezuelan Bolivar exchange rates (or subsequently adopted exchange rates), the impacts of adopting new accounting standards, gains and/or losses on sales of product lines or other components of the business, gains and/or losses on exits from geographic markets, and other extraordinary, unusual and/or non-recurring items of income, expense, gain or loss, or charges that the Company identifies in its quarterly earnings releases.

Combined Payout Percentage.    Each of the TSR Comparator Group Performance, Average Core Sales Performance and Normalized EPS CAGR Performance payout percentages shall be multiplied by one-third, and the resulting sum of the three payout percentages (to two decimal places) shall be the combined payout percentage. The number of Performance-Based RSUs will be multiplied by the combined payout percentage to determine the number of shares of Common Stock actually issuable pursuant to the Performance-Based Restricted Stock Unit award.